CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
STARK BENEFICIAL, INC.

STARK BENEFICIAL, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the amendment set forth below to the Corporation's Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

First: Article VI, first paragraph, is hereby amended to reflect a reverse stock split and an increase in the total number of authorized shares of common stock as follows:

"ARTICLE VI

CAPITAL STOCK

Each Twenty (20) shares of Common Stock outstanding at 9:00 a.m. on December 28, 2007 shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.001 per share. There shall be no fractional shares. Odd lots shall be rounded up

The total number of shares of stock which the Corporation shall have the authority to issue is 310,000,000, of which 300,000,000 shall be designated common stock, par value $.001 per share, and of which 10,000,000 shall be designated preferred stock, par value $.001 per share."

Second: All the rest and remainder of the Certificate of Incorporation of the Corporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 6th day of December, 2007.

STARK BENEFICIAL, INC.

By: ______________________

Michael Anthony, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:18 AM 12/07/2007
FILED 10:18 AM 12/07/2007
SRV 071295426 - 4447294 FILE